EXHIBIT 99.1

INTERNET GOLD – GOLDEN LINES LTD.

2 Dov Friedman Street

Ramat Gan 5250301, Israel

NOTICE OF 2017 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2017 Extraordinary General Meeting of Shareholders to be held on Thursday, December 21, 2017 at 3:00 p.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to: (i) approve a new D&O liability insurance policy, including coverage for our current and future office holders who are deemed to be controlling shareholders; and (ii) approve an amendment to our Compensation Policy.

Shareholders of record at the close of business on November 13, 2017 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Shaul Elovitch
Chairman of the Board of Directors

November 13, 2017

INTERNET GOLD – GOLDEN LINES LTD.

2 Dov Friedman Street

Ramat Gan 5250301, Israel

PROXY STATEMENT

2017 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold – Golden Lines Ltd. to be voted at the 2017 Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2017 Extraordinary General Meeting of Shareholders. The Meeting will be held at 3:00 pm. (Israel time) on Thursday, December 21, 2017, at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

This Proxy Statement, the attached Notice of 2017 Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about November 16, 2017.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to vote upon (i) the approval of a new D&O liability insurance policy , including coverage for our current and future office holders who are deemed to be controlling shareholders; and (ii)the approval of an amendment to our Compensation Policy.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the person designated as proxy intends to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR: (i) the approval of a new D&O liability insurance policy, including coverage for our current and future office holders who are deemed to be controlling shareholders; and (ii) the approval of an amendment to our Compensation Policy.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on November 13, 2017, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of November 13, 2017, the record date for determination of shareholders entitled to vote at the Meeting, there were 19,203,186 outstanding ordinary shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange, or the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA, (available through our company’s filing via the Israeli filing platform, MAGNA) to our offices not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Ami Barlev, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

●	Voting Electronically. Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than December 21, 2017 at 9:00 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

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Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than December 11, 2017. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

The quorum for any shareholders meeting must include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business will be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting will stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present will represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

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Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below. Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, on the proxy card, as to whether or not his or her holdings in our company, or his or her vote, requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting. “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company. In this context, holding 25% of the means of control of a company is presumed to confer significant influence. The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit. An English translation of the relevant provision in our control permit may be viewed on our website at www.igld.com.

Majority Required

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of the proposals to be acted upon at the Meeting, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

We have received indication from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications, which beneficially owns approximately 54.73% of our issued and outstanding ordinary shares, that it presently intends to vote in favor of the proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Extraordinary Meeting

We will pay the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

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Voting Results of the Extraordinary General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K through any of the following means:

●	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.igld.com; or

●	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

As of November 13, 2017, none of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors. See footnote 3 below.

The following table sets forth certain information as of November 13, 2017, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Messrs. Shaul and Yossef Elovitch(through Eurocom Communications)(3)	11,633,966	60.58%
Yelin Lepidot (4)	1,511,13	7.87%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 19,203,186 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of November 13, 2017.

(3)	Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 11,633,966 of our ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, holds 10,508,966 of our ordinary shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 0.67% owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to our ordinary shares held of record by Eurocom Communications. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. 1,125,000 of our ordinary shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch.

(4)	Based on a Schedule 13G/A filed by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. on February 8, 2017. Their address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

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I. APPROVAL OF A NEW D&O POLICY AND APPLICABLE AMENDMENT TO THE COMPENSATION POLICY

(Item 1 on the Proxy Card)

Background

The Israeli Companies Law, 1999, as amended (the “Companies Law”) permits an Israeli company to procure a liability insurance policy covering its office holders, subject to limitations that appear in the Companies Law and provided that such company’s articles permit such liability insurance. It is permitted to enter into an agreement for the insurance of the liability of office holders, in whole or in part, for any of the following:

(i)	A breach of a cautionary duty toward the company or toward another person;

(ii)	A breach of a fiduciary duty toward the company, provided the office holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the company;

(iii)	A monetary liability imposed upon an office holder toward another;

(iv)	Reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Israeli Securities Law and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; or

(v)	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the company.

The current coverage of our directors’ and officers’ (“D&O”) liability insurance policy is $10 million per incident and in the aggregate, for which we currently pay an annual premium of approximately $78,000.

General

In recent years there have been significant changes in the liability insurance market for Israeli companies traded on the NASDAQ as a whole, with a significant increase in insurance premiums. Our recent legal challenges have also a caused a projected increase to our annual liability insurance premium.

Based on intense and vigorous analysis, negotiation and comparisons, as well as the recommendation of our insurance advisers, who confirmed that the new proposed policy was customary and appropriate for companies of our company’s size and characteristics and that the new premium was on market terms, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the purchase of a new D&O liability insurance policy for our current and future office holders, including coverage for office holders who are deemed to be controlling shareholders (the “New D&O Policy”).

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Previously, on June 18, 2016, our shareholders approved the compensation policy for our officers (the “Compensation Policy”). The Compensation Policy prescribes conditions according to which the Compensation Committee will be entitled to approve, from time to time and as long as the Compensation Policy is in force, our obtaining and maintaining a D&O liability insurance policy provided, among other things, that the total annual premium is not greater than 135% of the premium of the preceding year. The New D&O Policy premium will exceed such limitation and therefore requires shareholder approval. The annual premium for the New D&O Policy is US$ 134,550.

The coverage period of the New D&O Policy is to commence November 1, 2017 and to end on October 31, 2018. The total coverage for each individual claim and in the aggregate is up to $10,000,000 for the claim and for the entire period of the insurance period, plus reasonable legal expenses beyond the limit of liability in accordance with the provisions of Section 66 of the Insurance Contract Law, 5741-1981.

It is proposed to approve the purchase of the New D&O Policy which also provides coverage for the directors who are the controlling shareholder and their relatives.

Our insurance advisers have advised that it is generally recommended to maintain a continuity of insurance coverage with an existing insurance carrier. Therefore, switching to new insurance carriers is only justified when there is a significant gap in the terms of coverage and in the requested premium, a situation that does not exist in this case. Therefore, as before, the New D&O Policy is issued by Menorah Insurance.

Our Compensation Committee and Board of Directors also confirmed that the new D&O Policy provided to the directors who are the controlling shareholders is: (i) on the same terms as those provided to the company’s other officers and directors, (ii) consistent with market conditions, and (iii) not likely to materially affect the company’s profitability, assets or liabilities.

At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of the New D&O Policy, and the purchase of any other D&O insurance policy upon the expiration of the New D&O Policy from the same or a different insurance company with the same coverage. The approval will apply to current and future directors who may serve from time to time and to current and future office holders who are deemed to be “controlling shareholders” under the Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the purchase of the New D&O Policy and any renewals, extensions or substitutions thereof, at the Company’s expense, for the benefit of the Company’s current and future office holders, including current and future office holders who are deemed to be controlling shareholders , and to determine that this resolution is in the best interest of the Company.”

Upon the receipt of a properly signed and dated proxy, which with respect to the applicable portion of this resolution includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, the person named as proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

II. APPROVAL OF AN AMENDMENT TO THE COMPENSATION POLICY

(Item 2 on the Proxy Card)

As described above, on June 18, 2016, our shareholders approved the compensation policy for our officers (the “Compensation Policy”). The Compensation Policy prescribes conditions according to which the Compensation Committee is entitled to approve, from time to time and as long as the Compensation Policy is in force, our obtaining and maintaining a D&O liability insurance policy provided, among other things, that the total annual premium is not greater than 135% of the premium of the preceding year.

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In addition to the approval of the New D&O Policy in Item 1, it is proposed to approve an amendment to the conditions set out in our Compensation Policy for the purchase of a D&O policy in order to enable us to more efficiently purchase new D&O insurance policies in the future, with the required insurance coverage for us to manage future conditions prevailing in the market. Therefore, it is recommended to adopt an amendment that will enable the Compensation Committee and the Board of Directors to authorize Management, from time to time and for a period of three years from the date of approval of the Compensation Policy to be voted on at the Meeting, renewal, extension contracts or replacements of insurance policies to cover the liability of officers and directors, such as the controlling shareholder and his relatives, who serve or will serve as officers of our company or its subsidiaries from time to time, as long as the liability, premium and the conditions are limited as follows:

●	The total annual coverage for a particular year shall not exceed 125% of the cost of coverage for the preceding year.

●	The total annual insurance premium for a particular year shall not exceed 145% of the cost of coverage for the preceding year.

●	The approval is for three years, that is, up to and including the insurance that will be made for the years 2020-2021.

The Compensation Committee and the Board of Directors must confirm that any new D&O policy meets the conditions stated above.

These conditions will replace the conditions for the purchase of a D&O insurance policy set forth in Section 7.2 of the Compensation Policy.

Votes Required

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of each proposal, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

The Israeli Companies Law requires that each shareholder voting on each proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on each proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to each proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder must notify the company prior to the Meeting, whether the shareholder is deemed to be a shareholder in the company or has a personal interest in each proposal or not, as a condition for that shareholder’s right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA’s electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in each of the proposals. Accordingly, pursuant to the Israeli Companies Law, such approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the company. The Israeli Companies Law requires that each shareholder voting on each proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on each proposal.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendment of Section 7.2 of the Compensation Policy as set forth in the proxy statement.”

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Upon the receipt of a properly signed and dated proxy, which with respect to the applicable portion of this resolution includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

III. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Shaul Elovitch
Chairman of the Board of Directors

Date: November 13, 2017

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